SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Second Quarter 2015 Results July 30, 2015 Page 1

AMBEV REPORTS 2015 SECOND QUARTER RESULTS UNDER IFRS

São Paulo, July 30, 2015 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2015 second quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the six-month period ended June 30, 2015 filed with the CVM and submitted to the SEC.

Operating and Financial Highlights

Top line performance: During the quarter we delivered 10.3% of net revenue growth, driven by top line increases in all of our markets (Brazil +3.8%, CAC +14.0%, LAS +45.7% and Canada +3.5%). Consolidated volumes declined 3.4%, mainly due to a very difficult 2014 FIFA World Cup comparable base in Brazil (volumes down 7.9%), which was partially offset by growth in CAC (+13.5%), LAS (+7.1%) and Canada (+1.6%). On the other hand, net revenue per hectoliter (NR/HL) was up by a solid 14.2% driven by our revenue management initiatives, a strong benefit of premium mix across all of our operations and the higher weight of direct distribution in Brazil. Year to date, our consolidated top line is up 12.5%.

Cost of Goods Sold (COGS): Our COGS increased 12.4% and cash COGS was up 9.7%. On a per hectoliter basis, cash COGS increased 13.6%, impacted by inflationary pressures in Argentina, unfavorable currency hedges, product mix and lower dilution of fixed costs in Brazil, partially offset by the benefit of procurement savings initiatives and better commodities hedges.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 5.0% in the quarter, as (i) the inflationary pressure mainly in Argentina and Brazil and (ii) the impact from increased weight of our direct distribution in Brazil were partially offset by (iii) savings in our non working money expenses and (iv) an easier comparable base related to sales & marketing expenses associated with the 2014 FIFA World Cup event.

EBITDA, Gross margin and EBITDA margin: Normalized EBITDA reached R$ 4,123 million (+13.8%) as our Normalized EBITDA margin expanded 130 basis points to 41.6%. Gross margin was 70 basis points down in the quarter to 61.9%, with the margin compression fully explained by higher depreciation. Year to date, normalized EBITDA is up 17.8% with an EBITDA margin of 44.5% (+200bps).

Normalized Net Profit and EPS: Normalized Net Profit was R$ 2,830 million in the quarter, 27.3% above last year, positively impacted by EBITDA growth and a lower effective tax rate, partially offset by higher net interest expenses. Normalized Earnings Per Share (EPS) increased 25.9% to R$ 0.17 in 2Q15. In the first half of the year, our normalized EPS is up 17.3%.

Operating Cash generation and CAPEX: We generated R$ 4,343 million of cash from our operations in the quarter, a 45.6% increase versus last year, mainly as a result of stronger operational performance and better working capital management. During the second quarter of 2015 capital expenditure reached R$ 1.2 billion, of which R$ 900 million in Brazil. Year to date, total capex reached R$ 1.9 billion, of which R$ 1.4 billion in Brazil. In the first half, we generated a total of R$ 8,162 million of cash from our operation, a 45.2% increase versus the same period last year.

Pay-out and Financial discipline: During the second quarter, we paid approximately R$ 1.6 billion in interest on capital to shareholders and repurchased circa R$ 400 million of Ambev shares, which brought the YTD total payout figure close to R$ 7 billion or a 17% increase versus the same period of last year (including dividends, IOC and buybacks). As of June 30th, 2015, our net cash position was R$ 4,818 million.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2014 (2Q14). Values in this release may not add up due to rounding.

Second Quarter 2015 Results July 30, 2015 Page 2

Financial highlights - Ambev consolidated	2Q14		% As	%	YTD14		% As	%

R$ million		2Q15	Reported	Organic		YTD15	Reported	Organic
Total volumes	39,310.6	37,960.0	-3.4%	-3.4%	82,295.2	81,141.0	-1.4%	-1.4%
Beer	28,580.6	27,517.5	-3.7%	-3.7%	59,785.8	59,267.9	-0.9%	-0.9%
CSD and NANC	10,730.0	10,442.5	-2.7%	-2.7%	22,509.5	21,873.1	-2.8%	-2.8%

Net sales	8,177.4	9,910.0	21.2%	10.3%	17,222.5	20,678.8	20.1%	12.5%
Gross profit	5,136.8	6,135.4	19.4%	9.0%	11,173.5	13,290.3	18.9%	11.8%
Gross margin	62.8%	61.9%	-90 bps	-70 bps	64.9%	64.3%	-60 bps	-40 bps

Normalized EBITDA	3,327.4	4,123.3	23.9%	13.8%	7,378.4	9,196.3	24.6%	17.8%
Normalized EBITDA margin	40.7%	41.6%	90 bps	130 bps	42.8%	44.5%	170 bps	200 bps
Normalized profit	2,222.7	2,829.7	27.3%		4,826.1	5,800.4	20.2%
Normalized EPS	0.14	0.17	25.9%		0.30	0.35	17.3%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

Despite a tough comparable base and an adverse macroeconomic environment in Brazil, we had another quarter of double-digit Consolidated Net Revenue (+10.3%) and Normalized EBITDA (+13.8%) growth, with a +130bps EBITDA margin expansion, leading to a strong performance in the first half of the year (Net revenue +12.5%, EBITDA +17.8%, EBITDA margin +200bps).

In Brazil, volumes came under pressure in the second quarter, as expected, due to a very difficult 2014 FIFA World Cup comparable base and a challenging macroeconomic environment. Nonetheless, we managed to grow our EBITDA in Brazil by high single digits, supported by our commercial platforms implementation and solid cost and expenses discipline, driving another quarter of EBITDA margin expansion and finishing the 1H15 with a 13.9% EBITDA increase (EBITDA margin +280bps). When we look at our main initiatives in the quarter:

•         Core Brands

o    In the 2Q15, São Paulo hosted Tomorrowland, the world’s most iconic electronic dance music festival, while the Northeast region concentrated the traditional June Festivals for St John (Festas Juninas de São João), the second biggest street party in Brazil, just after Carnival. In both cases, along with traditional sponsorship, we delivered a complete 360o campaign, with marketing activations in the on and off trade, while leveraging on the digital strategy to reach even more people, resulting in a significant increase in our brands’ preference among core target consumers.

o    Affordability remains a priority through pack price and our returnable glass bottle strategy, a key initiative to offer more affordable products to consumers in a profitable way. Along with that, we have also stepped up our revenue management execution in the on and off trade driving beer inflation year to date below overall inflation.

•         Accelerate Premium

o    While the overall industry was heavily impacted by a difficult 2014 FIFA World Cup comparable, our premium volumes continued to grow, driving a positive price mix and higher margins. Along with the expansion of our portfolio, mainly with Corona, we have been significantly improving our dedicated sales execution in the premium space with our international, domestic and high end brands, with the segment now reaching 8.5% of our beer volumes.

•         Near Beer

o    In less than 9 months after its launch, Skol Beats Sense already reached mid to high single digits of preference among its core target consumers, starting to play a significant role in our top line performance through incremental volume growth and positive price mix.

o    Brahma 0.0 also continued to grow year over year, leading and expanding the non alcoholic beer segment in Brazil.

Second Quarter 2015 Results July 30, 2015 Page 3

•         In Home

o    We continued to step up our execution in the off trade format, increasing the space of the beer category in the stores and improving the assortment of our products while also focusing on affordability, by expanding the returnables penetration in the channel. 300ml and 1 liter returnable glass bottles already account for more than 15% of our volumes in supermarkets, driving affordability in a profitable way.

•         Out of Home

o    As part of our strategy to continuously enhance the out of home experience, we launched Skol Draft in 2Q15, expanding the beloved Brazilian “chopp” to traditional bars, targeting an addressable market several times bigger than the premium one served today with Chopp Brahma and Stella Artois draft.

In our international operations, Central America and the Caribbean (CAC) had another quarter of double digit volume growth and significant EBITDA margin expansion, leading to a robust EBITDA performance (+35.4%), mainly driven by the Dominican Republic. In LAS, volumes returned to positive territory (+7.1%) with great performance in Argentina, Chile and Paraguay, which, coupled with a solid revenue management strategy and margins expansion, led to a strong 61.6% EBITDA growth. And in Canada, our volumes increased 1.6% driven by industry expansion and market share growth, while EBITDA was down 2.9% impacted by higher costs mainly related to unfavorable FX hedges.

Looking at our divisional performance highlights:

•         Brazil. Our Brazilian operations delivered an EBITDA of R$ 2,546 million (+8.8%) explained by a top line growth of 3.8% and a +210bps EBITDA margin expansion, reaching 46.6% in the quarter. Year to date, our top line is up 7.4% and our EBITDA 13.9%, with a margin expansion of 280bps to 49.7%.

o    Net revenue in Beer Brazil grew 5.2% in the quarter as our NR/hl performance more than offset the volume decline. Our market share according to Nielsen was up +10bps sequentially and -80bps down yoy at an average of 67.6% in the quarter.

▪  Volumes in Beer Brazil were down 8.6% mainly driven by industry decline as a result of a very difficult 2014 FIFA World Cup comparable base (volumes increased 7.0% in 2Q14) coupled with a challenging macro economic environment.

▪  More than offsetting our volumes decline, our NR/hl was up a solid 15.0% driven by our (i) revenue management initiatives, (ii) the benefit of premium and near beer mix, (iii) the positive impact from a higher weight of direct distribution and (iv) an easy comparable given the promotional environment during the 2014 FIFA World Cup.

o    In CSD & NANC Brazil, we had another quarter of market share growth (+30bps yoy) leading us to an all time high market share of 19.6% in quarter, with great performances of Pepsi, Guaraná Antarctica and Guaraná Antarctica Black year to date. Nevertheless, industry volumes were down 7.0%, more than offseting our market share growth and driving a volume decline of 6.0% in the quarter. CSD & NANC net revenue was down 3.0%, partially offset by a NR/hl increase of 3.1% driven by our revenue management initiatives and increase in direct distribution.

o    Brazil cash COGS/hl grew 7.7% in the quarter, below inflation, benefiting from procurement savings and better commodity hedges, mainly in CSD, while negatively impacted by lower of fixed costs, a higher FX hedge impact and product mix, along with a higher inflation in Brazil.

o    Brazil cash SG&A was flat in the quarter as we benefited from cost savings in our non working money base and from a higher comparable base related to the sales and marketing investments associated with the 2014 FIFA World Cup, fully offsetting the impact from the increased weight of direct distribution and inflation.

•         Central America and the Caribbean (CAC). EBITDA for the region totaled R$ 251 million (+35.4%) driven by top line growth (14.0%) and another quarter of robust EBITDA margin expansion (+550bps) to 34.8%. Year to date, top line is up 19.8% and EBITDA 53.4%, with an EBITDA margin expansion of +770bps to 34.8%.

Second Quarter 2015 Results July 30, 2015 Page 4

o    In the Dominican Republic, we continued to grow our top line double digits by connecting with our consumers through relevant platforms, such as Barbarella, the largest electronic dance music festival in the Caribbean, and by expanding our portfolio, with the launch of Presidente Black, a premium extension of Presidente brand. Also driven by a strong financial discipline focused on cost and expenses savings, we were able to significantly expand our margins in the country. In Guatemala, we had another quarter of market share gain with a significant contribution from Corona and our other imported Mexican brands.

•         Latin America South (LAS). EBITDA for the region reached R$ 768 million (+61.6%) in 2Q15, due to a net revenue growth of 45.7% and a +340bps of EBITDA margin expansion. In the first half of the year, our net revenue and EBITDA increased 34.6% and 37.4% respectively.

o    Volumes in Argentina were up high single digits in the quarter due to easy comps (volumes were down high single digits in 2Q14), a very good weather and incremental volumes from our near beer initiatives which now represent close to 2% of our volumes in the country. In addition to MixxTail Mojito, we also launched MixxTail Caipiroska in 2 different flavors, Lime and Strawberry. Along with a solid performance in Chile and Paraguay, volumes in total LAS increased 7.1% in the 2Q, driving strong operational leverage in the region. EBITDA also benefited from (i) a solid execution of our revenue management strategy, offsetting the high inflationary pressure in costs and expenses and (ii) a higher mix of premium, with great performances by Corona and Stella Artois in  our main markets, leading to a robust EBITDA margin expansion in the quarter.

•         Canada. EBITDA in Canada reached R$ 559 million (-2.9%) as our top line growth of 3.5% was more than offset by margin compression of -230bps. Year to date, our top line is up 4.5% and EBITDA up 0.9%.

o    Volumes in Canada increased 1.6% as the industry benefited from warmer weather in April and May and our market share expanded for the sixth consecutive quarter, with a solid performance by Corona, Bud Light and our craft brands. NR/hl was up 1.9% benefiting from our revenue management execution and better mix. This performance was more than offset by higher COGS in the quarter, mainly driven by unfavorable FX hedges.

Outlook

We ended the first half of the year with solid results at Ambev, delivering double digits top line and EBITDA growth, despite tough comps and an unfavorable macroeconomic environment in Brazil.

Going forward, external conditions in Brazil are expected to remain challenging. In this context, along with a strong emphasis on our operational excellence regarding costs and expenses, we will continue to focus on our commercial initiatives, activating the levers under our control to drive our performance in the short term while also building for the future:

•         Core Brands

o    It all starts with our core brands. Antarctica, Brahma and Skol are not only the biggest beers in Brazil by volume but they are beloved brands, with even bigger preference than share. By further enhancing the connection with our core consumers, we create a fruitful environment for sustainable top line growth, elevating our volume and price/mix potential.

o    Innovation is also key. We have just launched Skol Ultra, a totally new liquid targeting the active lifestyle needstate. Skol is an official supporter of the Rio 2016 Olympic Games and Skol Ultra perfectly fits this opportunity, further enhancing the brand equity of the Skol family.

•         Accelerate Premium

o    The opportunity of premium in Brazil remains relevant even in the current challenging environment. As we improve our sales execution, by activating pent up demand and by expanding our portfolio and distribution, we have the opportunity to capture superior growth in the premium segment, driving a better price mix and higher margins in the short term, while building the foundation for future growth.

Second Quarter 2015 Results July 30, 2015 Page 5

•         Near Beer

o    As we aim for volume opportunities beyond the traditional beer occasions, we are expanding our addressable market in a meaningful and profitable way. Along with the successful launch of Skol Beats Senses, our strong pipeline of products developed based on deep consumer insights gives us confidence we have the right strategy to continue to increase our share in the total alcoholic beverage space.

•         In Home

o    While it is crucial to understand the consumer habits while in home, it is also key to map the decision drivers of shoppers in the off trade channel. While continuously improving our expertise in both areas, we are enlarging our market programs designed to guarantee a complete portfolio offer, in a convenient packaging format, at the right price/discount for each shopper. This strategy also focuses on the expansion of returnables in the off trade channel, providing affordability in a profitable way.

•         Out of Home

o    Brazilians are passionate about bars and we have a great opportunity to improve even further the bar and overall on trade experience, through innovations, such as the Skol Cube and Skol Draft, or market programs, like Curtisom, our microevents platform based on itinerant music stages developed for one night concerts at different bars every night.

With that in mind, we have no changes to our guidance in Brazil. We continue to expect:

•         Our top line in Brazil to grow mid to high single digits in the full year;

•         Our cash COGS in Brazil to grow mid to high single digits in the full year;

•         Brazil cash SG&A to grow below inflation in the full year;

•         Capex in Brazil is foreseen to be up to 2014 levels.

Elsewhere, we continue to see significant top line growth and EBITDA margin expansion opportunities to be captured in all the countries we operate in the Central America and the Caribbean region. In LAS, we remain confident in our ability to deliver a solid top line and EBITDA growth in the region. In Canada, we will continue pursuing a healthy top line growth with superior profitability by leveraging on our improved portfolio and stronger execution.

Second Quarter 2015 Results July 30, 2015 Page 6

Ambev Consolidated Income Statement

Consolidated income statement	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Net revenue	8,177.4		894.0	838.5	9,910.0	21.2%	10.3%
Cost of goods sold (COGS)	(3,040.7)		(357.7)	(376.2)	(3,774.6)	24.1%	12.4%
Gross profit	5,136.8		536.3	462.3	6,135.4	19.4%	9.0%
Selling, general and administrative (SG&A)	(2,702.2)		(263.8)	(158.3)	(3,124.2)	15.6%	5.9%
Other operating income	339.8	(0.3)	1.4	7.4	348.2	2.5%	2.2%
Normalized operating income (normalized EBIT)	2,774.4	(0.3)	273.8	311.5	3,359.4	21.1%	11.2%
Exceptional items above EBIT	(7.1)		(1.6)	(230.2)	(238.9)	nm	nm
Net finance results	(298.0)				(363.0)	21.8%
Share of results of associates	2.3				2.6	12.3%
Income tax expense	(256.0)				(169.2)	-33.9%
Profit	2,215.6				2,590.8	16.9%
Attributable to Ambev holders	2,166.9				2,508.7	15.8%
Attributable to non-controlling interests	48.7				82.2	68.7%
Normalized profit	2,222.7				2,829.7	27.3%
Attributable to Ambev holders	2,174.0				2,747.6	26.4%

Normalized EBITDA	3,327.4	(0.3)	335.7	460.6	4,123.3	23.9%	13.8%

Consolidated income statement	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Net revenue	17,222.5		1,305.2	2,151.1	20,678.8	20.1%	12.5%
Cost of goods sold (COGS)	(6,049.0)		(510.0)	(829.5)	(7,388.5)	22.1%	13.7%
Gross profit	11,173.5		795.2	1,321.6	13,290.3	18.9%	11.8%
Selling, general and administrative (SG&A)	(5,461.0)		(379.8)	(503.7)	(6,344.6)	16.2%	9.2%
Other operating income	578.1	1.6	0.4	235.0	815.0	41.0%	40.5%
Normalized operating income (normalized EBIT)	6,290.6	1.6	415.8	1,052.9	7,760.8	23.4%	16.7%
Exceptional items above EBIT	(13.7)		(2.0)	(231.0)	(246.7)	nm	nm
Net finance results	(666.8)				(844.7)	26.7%
Share of results of associates	10.2				5.0	-50.9%
Income tax expense	(807.8)				(1,120.7)	38.7%
Profit	4,812.4				5,553.7	15.4%
Attributable to Ambev holders	4,713.5				5,319.3	12.9%
Attributable to non-controlling interests	98.9				234.4	137.0%
Normalized profit	4,826.1				5,800.4	20.2%
Attributable to Ambev holders	4,727.2				5,566.0	17.7%

Normalized EBITDA	7,378.4	1.6	501.3	1,315.1	9,196.3	24.6%	17.8%

Second Quarter 2015 Results July 30, 2015 Page 7

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Second Quarter 2015 Results July 30, 2015 Page 8

Ambev Consolidated

We delivered during the quarter R$ 4,123.3 million of Normalized EBITDA (+13.8%), with net revenues growing 10.3%, COGS rising 12.4% and SG&A (excluding depreciation and amortization) increasing 5.0%.

Ambev results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	39,310.6			(1,350.6)	37,960.0	-3.4%	-3.4%
Net revenue	8,177.4		894.0	838.5	9,910.0	21.2%	10.3%
Net revenue/hl	208.0		23.6	29.5	261.1	25.5%	14.2%
COGS	(3,040.7)		(357.7)	(376.2)	(3,774.6)	24.1%	12.4%
COGS/hl	(77.3)		(9.4)	(12.7)	(99.4)	28.6%	16.4%
COGS excl. deprec.&amort.	(2,673.1)		(312.6)	(260.4)	(3,246.0)	21.4%	9.7%
COGS/hl excl. deprec. &amort	(68.0)		(8.2)	(9.3)	(85.5)	25.8%	13.6%
Gross profit	5,136.8		536.3	462.3	6,135.4	19.4%	9.0%
Gross margin	62.8%				61.9%	-90 bps	-70 bps
SG&A excl. deprec.&amort.	(2,516.8)		(247.1)	(125.0)	(2,888.9)	14.8%	5.0%
SG&A deprec.&amort.	(185.3)		(16.7)	(33.3)	(235.3)	27.0%	18.0%
SG&A total	(2,702.2)		(263.8)	(158.3)	(3,124.2)	15.6%	5.9%
Other operating income	339.8	(0.3)	1.4	7.4	348.2	2.5%	2.2%
Normalized EBIT	2,774.4	(0.3)	273.8	311.5	3,359.4	21.1%	11.2%
Normalized EBIT margin	33.9%				33.9%	bps	30 bps
Normalized EBITDA	3,327.4	(0.3)	335.7	460.6	4,123.3	23.9%	13.8%
Normalized EBITDA margin	40.7%				41.6%	90 bps	130 bps

Ambev results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	82,295.2	13.0		(1,167.3)	81,141.0	-1.4%	-1.4%
Net revenue	17,222.5		1,305.2	2,151.1	20,678.8	20.1%	12.5%
Net revenue/hl	209.3		16.1	29.5	254.9	21.8%	14.1%
COGS	(6,049.0)		(510.0)	(829.5)	(7,388.5)	22.1%	13.7%
COGS/hl	(73.5)		(6.3)	(11.3)	(91.1)	23.9%	15.3%
COGS excl. deprec.&amort.	(5,322.1)		(447.7)	(639.4)	(6,409.2)	20.4%	12.0%
COGS/hl excl. deprec. &amort	(64.7)		(5.5)	(8.8)	(79.0)	22.1%	13.6%
Gross profit	11,173.5		795.2	1,321.6	13,290.3	18.9%	11.8%
Gross margin	64.9%				64.3%	-60 bps	-40 bps
SG&A excl. deprec.&amort.	(5,100.1)		(356.6)	(431.6)	(5,888.4)	15.5%	8.5%
SG&A deprec.&amort.	(360.9)		(23.2)	(72.0)	(456.2)	26.4%	20.0%
SG&A total	(5,461.0)		(379.8)	(503.7)	(6,344.6)	16.2%	9.2%
Other operating income	578.1	1.6	0.4	235.0	815.0	41.0%	40.5%
Normalized EBIT	6,290.6	1.6	415.8	1,052.9	7,760.8	23.4%	16.7%
Normalized EBIT margin	36.5%				37.5%	100 bps	140 bps
Normalized EBITDA	7,378.4	1.6	501.3	1,315.1	9,196.3	24.6%	17.8%
Normalized EBITDA margin	42.8%				44.5%	170 bps	200 bps

Second Quarter 2015 Results July 30, 2015 Page 9

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and Central America and the Caribbean (CAC) operations. LAN EBITDA for the quarter totaled R$ 2,796.1 million (+10.3%).

LAN results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	29,386.5			(1,910.1)	27,476.4	-6.5%	-6.5%
Net revenue	5,735.9		176.2	266.7	6,178.8	7.7%	4.7%
Net revenue/hl	195.2		6.4	23.3	224.9	15.2%	11.9%
COGS	(2,130.0)		(91.1)	(111.2)	(2,332.4)	9.5%	5.2%
COGS/hl	(72.5)		(3.3)	(9.1)	(84.9)	17.1%	12.5%
COGS excl. deprec.&amort.	(1,857.9)		(69.9)	(2.1)	(1,929.9)	3.9%	0.1%
COGS/hl excl. deprec. &amort	(63.2)		(2.5)	(4.5)	(70.2)	11.1%	7.1%
Gross profit	3,605.8		85.1	155.5	3,846.5	6.7%	4.3%
Gross margin	62.9%				62.3%	-60 bps	-20 bps
SG&A excl. deprec.&amort.	(1,737.6)		(46.4)	(3.3)	(1,787.4)	2.9%	0.2%
SG&A deprec.&amort.	(145.0)		(2.8)	(14.3)	(162.1)	11.8%	9.8%
SG&A total	(1,882.7)		(49.3)	(17.6)	(1,949.5)	3.5%	0.9%
Other operating income	340.2		(0.4)	(5.3)	334.6	-1.7%	-1.6%
Normalized EBIT	2,063.4		35.5	132.6	2,231.5	8.1%	6.4%
Normalized EBIT margin	36.0%				36.1%	10 bps	60 bps
Normalized EBITDA	2,480.5		59.5	256.1	2,796.1	12.7%	10.3%
Normalized EBITDA margin	43.2%				45.3%	210 bps	240 bps

LAN results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	60,365.8			(1,609.4)	58,756.5	-2.7%	-2.7%
Net revenue	12,044.3		272.4	1,007.2	13,324.0	10.6%	8.4%
Net revenue/hl	199.5		4.6	22.6	226.8	13.7%	11.3%
COGS	(4,217.2)		(136.5)	(338.2)	(4,691.8)	11.3%	8.0%
COGS/hl	(69.9)		(2.3)	(7.7)	(79.9)	14.3%	11.0%
COGS excl. deprec.&amort.	(3,679.9)		(108.4)	(158.2)	(3,946.6)	7.2%	4.3%
COGS/hl excl. deprec. &amort	(61.0)		(1.8)	(4.4)	(67.2)	10.2%	7.2%
Gross profit	7,827.2		136.0	669.0	8,632.2	10.3%	8.5%
Gross margin	65.0%				64.8%	-20 bps	10 bps
SG&A excl. deprec.&amort.	(3,485.3)		(73.4)	(210.6)	(3,769.3)	8.1%	6.0%
SG&A deprec.&amort.	(284.2)		(4.4)	(33.1)	(321.7)	13.2%	11.7%
SG&A total	(3,769.5)		(77.8)	(243.7)	(4,091.0)	8.5%	6.5%
Other operating income	594.0		(0.1)	221.1	815.0	37.2%	37.2%
Normalized EBIT	4,651.6		58.2	646.4	5,356.2	15.1%	13.9%
Normalized EBIT margin	38.6%				40.2%	160 bps	200 bps
Normalized EBITDA	5,473.1		90.5	859.5	6,423.1	17.4%	15.7%
Normalized EBITDA margin	45.4%				48.2%	280 bps	310 bps

Second Quarter 2015 Results July 30, 2015 Page 10

Ambev Brazil

We delivered R$ 2,545.6 million (+8.8%) of Normalized EBITDA in Brazil, with EBITDA margin expanding 210 bps to 46.6%. Net revenue grew 3.8% in the quarter, with a volume decline of 7.9% and a NR/hl growth of 12.7%. COGS increased 2.9% mainly impacted by a higher industrial depreciation (+29.3%). Total Cash COGS were down 0.8% in the quarter. Our SG&A (excluding depreciation and amortization) expenses were flat in the quarter. Year to date, our top line is up 7.4%, cash COGS up 3.4% and cash SG&A up 6.4%, with EBITDA up 13.9%.

Ambev Brazil results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	27,483.5			(2,166.1)	25,317.4	-7.9%	-7.9%
Net revenue	5,258.6			199.9	5,458.5	3.8%	3.8%
Net revenue/hl	191.3			24.3	215.6	12.7%	12.7%
COGS	(1,898.6)			(55.5)	(1,954.1)	2.9%	2.9%
COGS/hl	(69.1)			(8.1)	(77.2)	11.7%	11.7%
COGS excl. deprec.&amort.	(1,661.3)			13.2	(1,648.1)	-0.8%	-0.8%
COGS/hl excl. deprec. &amort	(60.4)			(4.6)	(65.1)	7.7%	7.7%
Gross profit	3,360.0			144.4	3,504.4	4.3%	4.3%
Gross margin	63.9%				64.2%	30 bps	30 bps
SG&A excl. deprec.&amort.	(1,600.3)			(0.8)	(1,601.1)	0.0%	0.0%
SG&A deprec.&amort.	(137.1)			(13.5)	(150.6)	9.8%	9.8%
SG&A total	(1,737.4)			(14.2)	(1,751.6)	0.8%	0.8%
Other operating income	342.4			(6.2)	336.2	-1.8%	-1.8%
Normalized EBIT	1,965.0			124.0	2,089.0	6.3%	6.3%
Normalized EBIT margin	37.4%				38.3%	90 bps	90 bps
Normalized EBITDA	2,339.4			206.2	2,545.6	8.8%	8.8%
Normalized EBITDA margin	44.5%				46.6%	210 bps	210 bps

Ambev Brazil results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	56,843.9			(2,231.8)	54,612.1	-3.9%	-3.9%
Net revenue	11,147.5			829.3	11,976.9	7.4%	7.4%
Net revenue/hl	196.1			23.2	219.3	11.8%	11.8%
COGS	(3,779.7)			(247.3)	(4,027.1)	6.5%	6.5%
COGS/hl	(66.5)			(7.2)	(73.7)	10.9%	10.9%
COGS excl. deprec.&amort.	(3,312.6)			(111.3)	(3,423.9)	3.4%	3.4%
COGS/hl excl. deprec. &amort	(58.3)			(4.4)	(62.7)	7.6%	7.6%
Gross profit	7,367.8			582.0	7,949.8	7.9%	7.9%
Gross margin	66.1%				66.4%	30 bps	30 bps
SG&A excl. deprec.&amort.	(3,205.1)			(206.6)	(3,411.7)	6.4%	6.4%
SG&A deprec.&amort.	(267.7)			(32.0)	(299.7)	11.9%	11.9%
SG&A total	(3,472.8)			(238.6)	(3,711.3)	6.9%	6.9%
Other operating income	596.6			216.4	813.0	36.3%	36.3%
Normalized EBIT	4,491.6			559.8	5,051.4	12.5%	12.5%
Normalized EBIT margin	40.3%				42.2%	190 bps	190 bps
Normalized EBITDA	5,226.5			727.8	5,954.3	13.9%	13.9%
Normalized EBITDA margin	46.9%				49.7%	280 bps	280 bps

Second Quarter 2015 Results July 30, 2015 Page 11

Beer Brazil

In the 2Q15, EBITDA for Beer Brazil was R$ 2,185.3 million (+9.3%) with an EBITDA margin of 47.4%.

Beer Brazil net revenue grew 5.2% in the quarter. Volumes declined 8.6% mainly driven by industry decline as a result of a difficult 2014 FIFA World Cup comparable base (our volumes increased 7.0% in the 2Q14) coupled with a challenging macro economic environment. NR/hl growth (+15.0%) more than offset this volume decline driven by our revenue management invitiatives, the benefit of premium and near beer mix, the positive impact from increased weight of direct distribution along with an easy comparable base given the promotional environment during the 2014 FIFA World Cup last year. Cash COGS/hl increased by 10.7% due to lower dilution of fixed costs given volume decline, unfavorable FX hedges, product mix and higher inflation, partially offset  by procurement savings. Cash SG&A grew 1.9% mainly benefiting from cost reduction initiatives and an easy comparable base also related to the 2014 FIFA World Cup expenses, while distribution costs increase associated with the higher weight of direct distribution were offset by lower volumes.

Beer Brazil results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	20,234.1			(1,733.6)	18,500.6	-8.6%	-8.6%
Net revenue	4,383.0			226.3	4,609.2	5.2%	5.2%
Net revenue/hl	216.6			32.5	249.1	15.0%	15.0%
COGS	(1,470.4)			(77.2)	(1,547.7)	5.3%	5.3%
COGS/hl	(72.7)			(11.0)	(83.7)	15.1%	15.1%
COGS excl. deprec.&amort.	(1,267.5)			(15.9)	(1,283.4)	1.3%	1.3%
COGS/hl excl. deprec. &amort	(62.6)			(6.7)	(69.4)	10.7%	10.7%
Gross profit	2,912.5			149.0	3,061.6	5.1%	5.1%
Gross margin	66.5%				66.4%	bps	-10 bps
SG&A excl. deprec.&amort.	(1,404.6)			(26.5)	(1,431.2)	1.9%	1.9%
SG&A deprec.&amort.	(112.9)			1.6	(111.3)	-1.4%	-1.4%
SG&A total	(1,517.6)			(24.9)	(1,542.5)	1.6%	1.6%
Other operating income	288.9			1.7	290.6	0.6%	0.6%
Normalized EBIT	1,683.8			125.8	1,809.6	7.5%	7.5%
Normalized EBIT margin	38.4%				39.3%	80 bps	90 bps
Normalized EBITDA	1,999.7			185.6	2,185.3	9.3%	9.3%
Normalized EBITDA margin	45.6%				47.4%	180 bps	180 bps

Beer Brazil results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	42,218.5			(1,638.8)	40,579.8	-3.9%	-3.9%
Net revenue	9,376.6			800.2	10,176.8	8.5%	8.5%
Net revenue/hl	222.1			28.7	250.8	12.9%	12.9%
COGS	(2,927.8)			(277.0)	(3,204.8)	9.5%	9.5%
COGS/hl	(69.3)			(9.6)	(79.0)	13.9%	13.9%
COGS excl. deprec.&amort.	(2,526.3)			(157.8)	(2,684.1)	6.2%	6.2%
COGS/hl excl. deprec. &amort	(59.8)			(6.3)	(66.1)	10.5%	10.5%
Gross profit	6,448.8			523.2	6,972.0	8.1%	8.1%
Gross margin	68.8%				68.5%	-30 bps	-30 bps
SG&A excl. deprec.&amort.	(2,822.7)			(188.8)	(3,011.6)	6.7%	6.7%
SG&A deprec.&amort.	(205.6)			(16.5)	(222.1)	8.0%	8.0%
SG&A total	(3,028.3)			(205.4)	(3,233.7)	6.8%	6.8%
Other operating income	512.2			204.2	716.4	39.9%	39.9%
Normalized EBIT	3,932.7			522.1	4,454.7	13.3%	13.3%
Normalized EBIT margin	41.9%				43.8%	180 bps	190 bps
Normalized EBITDA	4,539.7			657.9	5,197.6	14.5%	14.5%
Normalized EBITDA margin	48.4%				51.1%	270 bps	270 bps

Second Quarter 2015 Results July 30, 2015 Page 12

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 360.3 million (+6.1%) in the 2Q15, with an EBITDA margin of 42.4% (+360bps).

Net revenue was down 3.0% in the quarter, with a volume decline of 6.0% partially mitigated by a NR/hl growth of 3.1%. We gained market share once again this quarter, reaching an average all time high of 19.6% which partially offset the industry decline of 7.0%, per our estimate. Cash COGS/hl declined 1.5% with a significant benefit from commodities hedges, product mix and procurement savings. Cash SG&A was also down 13.2% driven by (i) an easy comparable base associated with the 2014 FIFA World Cup expenses and (ii) lower distribution costs, as the impact from the higher weight of direct distribution was offset by lower volumes.

CSD&Nanc Brazil results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	7,249.4			(432.5)	6,816.9	-6.0%	-6.0%
Net revenue	875.7			(26.4)	849.3	-3.0%	-3.0%
Net revenue/hl	120.8			3.8	124.6	3.1%	3.1%
COGS	(428.2)			21.8	(406.4)	-5.1%	-5.1%
COGS/hl	(59.1)			(0.6)	(59.6)	0.9%	0.9%
COGS excl. deprec.&amort.	(393.8)			29.1	(364.7)	-7.4%	-7.4%
COGS/hl excl. deprec. &amort	(54.3)			0.8	(53.5)	-1.5%	-1.5%
Gross profit	447.5			(4.6)	442.8	-1.0%	-1.0%
Gross margin	51.1%				52.1%	100 bps	100 bps
SG&A excl. deprec.&amort.	(195.7)			25.8	(169.9)	-13.2%	-13.2%
SG&A deprec.&amort.	(24.2)			(15.1)	(39.2)	62.3%	62.3%
SG&A total	(219.9)			10.7	(209.2)	-4.9%	-4.9%
Other operating income	53.5			(7.9)	45.6	-14.7%	-14.7%
Normalized EBIT	281.1			(1.8)	279.3	-0.6%	-0.6%
Normalized EBIT margin	32.1%				32.9%	80 bps	80 bps
Normalized EBITDA	339.7			20.6	360.3	6.1%	6.1%
Normalized EBITDA margin	38.8%				42.4%	360 bps	360 bps

CSD&Nanc Brazil results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	14,625.3			(593.0)	14,032.3	-4.1%	-4.1%
Net revenue	1,770.9			29.1	1,800.0	1.6%	1.6%
Net revenue/hl	121.1			7.2	128.3	5.9%	5.9%
COGS	(851.9)			29.7	(822.3)	-3.5%	-3.5%
COGS/hl	(58.3)			(0.3)	(58.6)	0.6%	0.6%
COGS excl. deprec.&amort.	(786.2)			46.5	(739.8)	-5.9%	-5.9%
COGS/hl excl. deprec. &amort	(53.8)			1.0	(52.7)	-1.9%	-1.9%
Gross profit	919.0			58.8	977.8	6.4%	6.4%
Gross margin	51.9%				54.3%	240 bps	240 bps
SG&A excl. deprec.&amort.	(382.3)			(17.8)	(400.1)	4.7%	4.7%
SG&A deprec.&amort.	(62.1)			(15.4)	(77.5)	24.8%	24.8%
SG&A total	(444.4)			(33.2)	(477.6)	7.5%	7.5%
Other operating income	84.4			12.2	96.6	14.4%	14.4%
Normalized EBIT	559.0			37.8	596.7	6.8%	6.8%
Normalized EBIT margin	31.6%				33.2%	160 bps	160 bps
Normalized EBITDA	686.8			69.9	756.7	10.2%	10.2%
Normalized EBITDA margin	38.8%				42.0%	330 bps	320 bps

Second Quarter 2015 Results July 30, 2015 Page 13

Central America and the Caribbean (CAC)

Our operations in the Central America and the Caribbean delivered an EBITDA of R$ 250.5 million (+35.4%) with an EBITDA margin of 34.8% (+550 bps).

In the Dominican Republic, our top line increased double digit, mainly explained by volume growth. We continued to invest behind our brands and to expand our portfolio, with the launch of Presidente Black, a premium extension of the Presidente brand. In Guatemala, we continued to gain market share mainly driven by Corona and other Modelo brands. EBITDA performance was also driven by our solid financial discipline: while COGS/hl was up 9.4% mainly explained by higher depreciation, cash COGS/hl was actually down mid single digits and cash SG&A up low single digits, driving a +550bps EBITDA margin expansion.

CAC results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume total ('000 hl)	1,903.0			256.0	2,158.9	13.5%	13.5%
Beer volume ('000 hl)	1,500.7			142.5	1,643.2	9.5%	9.5%
CSD volume ('000 hl)	402.3			113.5	515.8	28.2%	28.2%
Net revenue	477.2		176.2	66.9	720.3	50.9%	14.0%
Net revenue/hl	250.8		81.6	1.2	333.7	33.0%	0.5%
COGS	(231.4)		(91.1)	(55.7)	(378.3)	63.5%	24.1%
COGS/hl	(121.6)		(42.2)	(11.4)	(175.2)	44.1%	9.4%
COGS excl. deprec.&amort.	(196.6)		(69.9)	(15.3)	(281.8)	43.3%	7.8%
COGS/hl excl. deprec. &amort	(103.3)		(32.4)	5.2	(130.5)	26.3%	-5.0%
Gross profit	245.8		85.1	11.1	342.1	39.2%	4.5%
Gross margin	51.5%				47.5%	-400 bps	-430 bps
SG&A excl. deprec.&amort.	(137.3)		(46.4)	(2.5)	(186.3)	35.7%	1.8%
SG&A deprec.&amort.	(7.9)		(2.8)	(0.8)	(11.5)	46.0%	10.4%
SG&A total	(145.2)		(49.3)	(3.3)	(197.8)	36.2%	2.3%
Other operating income/expenses	(2.1)		(0.4)	0.8	(1.6)	-22.8%	-39.6%
Normalized EBIT	98.4		35.5	8.6	142.6	44.8%	8.8%
Normalized EBIT margin	20.6%				19.8%	-80 bps	-90 bps
Normalized EBITDA	141.1		59.5	49.9	250.5	77.5%	35.4%
Normalized EBITDA margin	29.6%				34.8%	520 bps	550 bps

CAC results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume total ('000 hl)	3,521.9			622.4	4,144.4	17.7%	17.7%
Beer volume ('000 hl)	2,765.2			424.5	3,189.7	15.4%	15.4%
CSD volume ('000 hl)	756.8			198.0	954.7	26.2%	26.2%
Net revenue	896.8		272.4	177.8	1,347.1	50.2%	19.8%
Net revenue/hl	254.6		65.7	4.7	325.0	27.6%	1.8%
COGS	(437.5)		(136.5)	(90.8)	(664.7)	52.0%	20.8%
COGS/hl	(124.2)		(32.9)	(3.3)	(160.4)	29.1%	2.6%
COGS excl. deprec.&amort.	(367.3)		(108.4)	(46.9)	(522.7)	42.3%	12.8%
COGS/hl excl. deprec. &amort	(104.3)		(26.2)	4.3	(126.1)	20.9%	-4.2%
Gross profit	459.4		136.0	87.0	682.4	48.5%	18.9%
Gross margin	51.2%				50.7%	-60 bps	-40 bps
SG&A excl. deprec.&amort.	(280.3)		(73.4)	(3.9)	(357.6)	27.6%	1.4%
SG&A deprec.&amort.	(16.5)		(4.4)	(1.2)	(22.0)	33.8%	7.2%
SG&A total	(296.8)		(77.8)	(5.1)	(379.6)	27.9%	1.7%
Other operating income/expenses	(2.6)		(0.1)	4.7	2.0	-174.1%	-176.9%
Normalized EBIT	160.0		58.2	86.6	304.7	90.5%	54.1%
Normalized EBIT margin	17.8%				22.6%	480 bps	510 bps
Normalized EBITDA	246.6		90.5	131.7	468.8	90.1%	53.4%
Normalized EBITDA margin	27.5%				34.8%	730 bps	770 bps

Second Quarter 2015 Results July 30, 2015 Page 14

Latin America South (LAS)

LAS EBITDA expanded 61.6% in the 2Q15 to R$ 768.0 million, with an EBITDA margin of 35.7% (+340 bps).

Top line for LAS increased 45.7% during the quarter, explained by a NR/hl growth of 35.9% coupled with a volume increase of 7.1%.

COGS/hl grew 32.6%, mainly driven by higher inflation and unfavorable currency hedges in Argentina, along with product mix.

SG&A (excluding depreciation and amortization) increased by 31.0%, adversely impacted by inflationary pressures in distribution and labor related expenses in both beer and CSD.

LAS results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	7,213.7			515.3	7,729.1	7.1%	7.1%
Net revenue	1,152.6		474.4	526.2	2,153.2	86.8%	45.7%
Net revenue/hl	159.8		61.4	57.4	278.6	74.4%	35.9%
COGS	(520.0)		(188.1)	(219.0)	(927.1)	78.3%	42.1%
COGS/hl	(72.1)		(24.3)	(23.5)	(120.0)	66.4%	32.6%
COGS excl. deprec.&amort.	(453.1)		(169.8)	(213.7)	(836.6)	84.6%	47.2%
COGS/hl excl. deprec. &amort	(62.8)		(22.0)	(23.5)	(108.2)	72.3%	37.3%
Gross profit	632.5		286.4	307.2	1,226.1	93.8%	48.6%
Gross margin	54.9%				56.9%	210 bps	110 bps
SG&A excl. deprec.&amort.	(343.6)		(111.8)	(106.6)	(561.9)	63.6%	31.0%
SG&A deprec.&amort.	(31.5)		(11.6)	(15.9)	(59.0)	87.1%	50.4%
SG&A total	(375.1)		(123.3)	(122.5)	(620.9)	65.5%	32.7%
Other operating income/expenses	(1.0)		1.6	12.7	13.3	nm	nm
Normalized EBIT	256.5		164.7	197.4	618.5	141.2%	77.0%
Normalized EBIT margin	22.3%				28.7%	650 bps	470 bps
Normalized EBITDA	354.9		194.4	218.6	768.0	116.4%	61.6%
Normalized EBITDA margin	30.8%				35.7%	490 bps	340 bps

LAS results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	17,424.2			373.1	17,797.3	2.1%	2.1%
Net revenue	3,026.7		709.5	1,046.3	4,782.4	58.0%	34.6%
Net revenue/hl	173.7		39.9	55.1	268.7	54.7%	31.7%
COGS	(1,178.1)		(270.5)	(428.1)	(1,876.6)	59.3%	36.3%
COGS/hl	(67.6)		(15.2)	(22.6)	(105.4)	56.0%	33.5%
COGS excl. deprec.&amort.	(1,043.6)		(244.1)	(418.1)	(1,705.9)	63.5%	40.1%
COGS/hl excl. deprec. &amort	(59.9)		(13.7)	(22.2)	(95.9)	60.0%	37.1%
Gross profit	1,848.6		439.0	618.2	2,905.9	57.2%	33.4%
Gross margin	61.1%				60.8%	-30 bps	-50 bps
SG&A excl. deprec.&amort.	(765.5)		(156.9)	(191.5)	(1,113.9)	45.5%	25.0%
SG&A deprec.&amort.	(59.9)		(15.6)	(33.2)	(108.7)	81.5%	55.5%
SG&A total	(825.3)		(172.5)	(224.7)	(1,222.6)	48.1%	27.2%
Other operating income/expenses	(14.9)		0.2	12.6	(2.1)	-86.1%	-84.8%
Normalized EBIT	1,008.3		266.7	406.2	1,681.2	66.7%	40.3%
Normalized EBIT margin	33.3%				35.2%	180 bps	140 bps
Normalized EBITDA	1,202.7		308.6	449.3	1,960.6	63.0%	37.4%
Normalized EBITDA margin	39.7%				41.0%	130 bps	90 bps

Second Quarter 2015 Results July 30, 2015 Page 15

LAS Beer

During 2Q15, LAS Beer delivered R$ 704.2 million (+61.4%) of EBITDA, with an EBITDA margin expansion of 210 bps to 42.8%.

In this second quarter, volumes increased by 11.7% mainly driven by Argentina, where we had very good weather conditions, an easy comparable base (high single digit decline during the same period of last year) and incremental volumes from our near beer initiatives, with MixxTail already representing close to 2% of our beer volumes in the country. In addition to MixxTail Mojito, we launched MixxTail Caipiroska in 2 different flavors, Lime and Strawberry. During the quarter, the distribution of Corona in Chile and the roll out of 340ml returnable glass bottles in Paraguay were also important drivers to enhance our volume performance in the region.

Our NR/hl grew 37.2% driven by (i) a solid execution of our revenue management strategy, especially in Argentina where we continue to face high inflationary pressures and (ii) a higher mix of premium, with great performances by Corona and Stella Artois in our main markets. COGS/hl increased 35.3% in the quarter impacted by higher inflation, premium mix and unfavorable FX hedges in Argentina, while cash SG&A grew 29.6% in the period also impacted by inflation, mainly related to distribution and labor expenses.

LAS Beer	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	4,135.4			483.8	4,619.2	11.7%	11.7%
Net revenue	832.7		367.7	443.0	1,643.4	97.4%	53.2%
Net revenue/hl	201.4		79.6	74.8	355.8	76.7%	37.2%
COGS	(321.1)		(122.8)	(164.2)	(608.1)	89.4%	51.1%
COGS/hl	(77.6)		(26.6)	(27.4)	(131.6)	69.6%	35.3%
COGS excl. deprec.&amort.	(262.0)		(107.0)	(160.2)	(529.2)	102.0%	61.1%
COGS/hl excl. deprec. &amort	(63.4)		(23.2)	(28.0)	(114.6)	80.8%	44.3%
Gross profit	511.6		244.9	278.8	1,035.3	102.4%	54.5%
Gross margin	61.4%				63.0%	160 bps	60 bps
SG&A excl. deprec.&amort.	(245.1)		(77.9)	(72.6)	(395.7)	61.4%	29.6%
SG&A deprec.&amort.	(23.2)		(9.6)	(16.4)	(49.3)	112.3%	70.9%
SG&A total	(268.3)		(87.5)	(89.1)	(444.9)	65.8%	33.2%
Other operating income/expenses	(1.1)		(2.4)	(10.9)	(14.4)	nm	nm
Normalized EBIT	242.2		155.0	178.9	576.0	137.8%	73.9%
Normalized EBIT margin	29.1%				35.1%	600 bps	390 bps
Normalized EBITDA	324.4		180.4	199.3	704.2	117.0%	61.4%
Normalized EBITDA margin	39.0%				42.8%	390 bps	210 bps

LAS Beer	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	10,296.8			614.4	10,911.2	6.0%	6.0%
Net revenue	2,245.4		560.2	885.3	3,690.9	64.4%	39.4%
Net revenue/hl	218.1		51.3	68.9	338.3	55.1%	31.6%
COGS	(735.2)		(179.4)	(306.1)	(1,220.7)	66.0%	41.6%
COGS/hl	(71.4)		(16.4)	(24.0)	(111.9)	56.7%	33.7%
COGS excl. deprec.&amort.	(618.0)		(156.6)	(297.7)	(1,072.3)	73.5%	48.2%
COGS/hl excl. deprec. &amort	(60.0)		(14.4)	(23.9)	(98.3)	63.7%	39.8%
Gross profit	1,510.2		380.8	579.2	2,470.2	63.6%	38.3%
Gross margin	67.3%				66.9%	-30 bps	-60 bps
SG&A excl. deprec.&amort.	(538.1)		(110.7)	(125.0)	(773.8)	43.8%	23.2%
SG&A deprec.&amort.	(42.7)		(12.9)	(34.9)	(90.5)	111.8%	81.6%
SG&A total	(580.8)		(123.6)	(159.9)	(864.3)	48.8%	27.5%
Other operating income/expenses	(11.4)		(3.8)	(14.5)	(29.7)	160.9%	127.5%
Normalized EBIT	918.0		253.4	404.7	1,576.2	71.7%	44.1%
Normalized EBIT margin	40.9%				42.7%	180 bps	130 bps
Normalized EBITDA	1,078.0		289.1	448.0	1,815.1	68.4%	41.6%
Normalized EBITDA margin	48.0%				49.2%	120 bps	70 bps

Second Quarter 2015 Results July 30, 2015 Page 16

LAS CSD & NANC

In LAS CSD & NANC, our EBITDA grew 63.4% reaching R$ 63.8 million in the quarter.

CSD & NANC volumes increased 1.0% in 2Q15, mainly driven by a very strong weather in Argentina coupled with a great performance of 7UP and Gatorade. Our NR/hl was up 24.7% driven by our revenue management strategy, resulting in a top line growth of 26.0%.

LAS CSD & NANC COGS/hl grew 26.3% in 2Q15, impacted by higher inflation and unfavorable FX hedges in Argentina. SG&A (excluding depreciation and amortization) increased 34.5% in the quarter also due to higher inflation.

LAS CSD&Nanc	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	3,078.4			31.5	3,109.9	1.0%	1.0%
Net revenue	319.9		106.7	83.2	509.8	59.4%	26.0%
Net revenue/hl	103.9		34.3	25.7	163.9	57.7%	24.7%
COGS	(199.0)		(65.2)	(54.8)	(319.0)	60.3%	27.6%
COGS/hl	(64.6)		(21.0)	(17.0)	(102.6)	58.7%	26.3%
COGS excl. deprec.&amort.	(191.1)		(62.8)	(53.5)	(307.4)	60.9%	28.0%
COGS/hl excl. deprec. &amort	(62.1)		(20.2)	(16.6)	(98.9)	59.2%	26.7%
Gross profit	120.9		41.5	28.4	190.8	57.8%	23.5%
Gross margin	37.8%				37.4%	-40 bps	-80 bps
SG&A excl. deprec.&amort.	(98.4)		(33.9)	(34.0)	(166.3)	68.9%	34.5%
SG&A deprec.&amort.	(8.3)		(1.9)	0.5	(9.7)	16.8%	-6.4%
SG&A total	(106.8)		(35.8)	(33.4)	(176.0)	64.9%	31.3%
Other operating income/expenses	0.1		4.0	23.6	27.7	nm	nm
Normalized EBIT	14.3		9.7	18.5	42.5	197.6%	129.8%
Normalized EBIT margin	4.5%				8.3%	390 bps	360 bps
Normalized EBITDA	30.5		14.0	19.3	63.8	109.4%	63.4%
Normalized EBITDA margin	9.5%				12.5%	300 bps	290 bps

LAS CSD&Nanc	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	7,127.4			(241.4)	6,886.0	-3.4%	-3.4%
Net revenue	781.2		149.3	161.0	1,091.5	39.7%	20.6%
Net revenue/hl	109.6		21.7	27.2	158.5	44.6%	24.8%
COGS	(442.9)		(91.1)	(121.9)	(655.9)	48.1%	27.5%
COGS/hl	(62.1)		(13.2)	(19.9)	(95.2)	53.3%	32.0%
COGS excl. deprec.&amort.	(425.7)		(87.5)	(120.4)	(633.6)	48.9%	28.3%
COGS/hl excl. deprec. &amort	(59.7)		(12.7)	(19.6)	(92.0)	54.1%	32.8%
Gross profit	338.4		58.2	39.1	435.7	28.8%	11.5%
Gross margin	43.3%				39.9%	-340 bps	-320 bps
SG&A excl. deprec.&amort.	(227.4)		(46.3)	(66.4)	(340.1)	49.6%	29.2%
SG&A deprec.&amort.	(17.2)		(2.7)	1.6	(18.2)	6.0%	-9.5%
SG&A total	(244.5)		(48.9)	(64.8)	(358.3)	46.5%	26.5%
Other operating income/expenses	(3.5)		4.0	27.2	27.7	nm	nm
Normalized EBIT	90.3		13.3	1.5	105.1	16.3%	1.6%
Normalized EBIT margin	11.6%				9.6%	-190 bps	-190 bps
Normalized EBITDA	124.7		19.5	1.3	145.5	16.7%	1.0%
Normalized EBITDA margin	16.0%				13.3%	-260 bps	-260 bps

Second Quarter 2015 Results July 30, 2015 Page 17

Canada

In Canada, we delivered R$ 559.2 million of EBITDA (-2.9%), and our EBITDA margin contracted 230 bps to 35.4%.

In the second quarter our volumes grew by 1.6% mostly due to (i) expansion of the Canadian beer industry driven by warmer weather in April and May, leading to an earlier start to the summer selling season, and (ii) market share gains for the sixth consecutive quarter, with solid performances by Corona, Bud Light and our craft brands.

Our net revenue per hectoliter increased by 1.9% mainly explained by our revenue management initiatives and the benefit of premium mix, with innovation also playing an important role during the quarter. COGS/hl increased 10.0%, primarily driven by unfavorable currency hedges, while SG&A (excluding depreciation and amortization) expenses rose 3.5% mainly driven by phasing of sales and marketing expenses.

The scope change in Canada refers to the addition of the Grupo Modelo brands commencing on March 1st, 2014

Canada results	2Q14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			2Q15	Reported	Organic
Volume ('000 hl)	2,710.4			44.1	2,754.5	1.6%	1.6%
Net revenue	1,289.0		243.4	45.6	1,577.9	22.4%	3.5%
Net revenue/hl	475.6		88.3	8.9	572.8	20.5%	1.9%
COGS	(390.6)		(78.6)	(46.0)	(515.2)	31.9%	11.8%
COGS/hl	(144.1)		(28.5)	(14.4)	(187.0)	29.8%	10.0%
COGS excl. deprec.&amort.	(362.0)		(72.8)	(44.7)	(479.5)	32.5%	12.3%
COGS/hl excl. deprec. &amort	(133.6)		(26.4)	(14.1)	(174.1)	30.3%	10.5%
Gross profit	898.4		164.8	(0.4)	1,062.8	18.3%	0.0%
Gross margin	69.7%				67.4%	-230 bps	-240 bps
SG&A excl. deprec.&amort.	(435.6)		(88.9)	(15.0)	(539.6)	23.9%	3.5%
SG&A deprec.&amort.	(8.8)		(2.3)	(3.1)	(14.2)	61.8%	35.5%
SG&A total	(444.4)		(91.2)	(18.2)	(553.8)	24.6%	4.1%
Other operating income/expenses	0.6	(0.3)	0.1	0.0	0.4	-36.7%	9.0%
Normalized EBIT	454.5	(0.3)	73.7	(18.6)	509.3	12.1%	-4.1%
Normalized EBIT margin	35.3%				32.3%	-300 bps	-260 bps
Normalized EBITDA	491.9	(0.3)	81.8	(14.1)	559.2	13.7%	-2.9%
Normalized EBITDA margin	38.2%				35.4%	-270 bps	-230 bps

Canada results	YTD14		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD15	Reported	Organic
Volume ('000 hl)	4,505.3	13.0		69.0	4,587.3	1.8%	1.5%
Net revenue	2,151.5		323.3	97.6	2,572.4	19.6%	4.5%
Net revenue/hl	477.6		70.5	14.1	560.8	17.4%	3.0%
COGS	(653.7)		(103.1)	(63.3)	(820.1)	25.4%	9.7%
COGS/hl	(145.1)		(22.5)	(11.6)	(178.8)	23.2%	8.0%
COGS excl. deprec.&amort.	(598.6)		(95.1)	(63.0)	(756.6)	26.4%	10.5%
COGS/hl excl. deprec. &amort	(132.9)		(20.7)	(11.7)	(164.9)	24.1%	8.9%
Gross profit	1,497.8		220.2	34.3	1,752.3	17.0%	2.3%
Gross margin	69.6%				68.1%	-150 bps	-150 bps
SG&A excl. deprec.&amort.	(849.3)		(126.3)	(29.6)	(1,005.3)	18.4%	3.5%
SG&A deprec.&amort.	(16.8)		(3.2)	(5.7)	(25.8)	53.0%	33.8%
SG&A total	(866.2)		(129.6)	(35.3)	(1,031.0)	19.0%	4.1%
Other operating income/expenses	(1.0)	1.6	0.3	1.3	2.1	nm	nm
Normalized EBIT	630.6	1.6	90.9	0.3	723.4	14.7%	0.0%
Normalized EBIT margin	29.3%				28.1%	-120 bps	-130 bps
Normalized EBITDA	702.6	1.6	102.1	6.3	812.6	15.6%	0.9%
Normalized EBITDA margin	32.7%				31.6%	-110 bps	-110 bps

Second Quarter 2015 Results July 30, 2015 Page 18

Other operating income/(expense)

Other operating income/(expense) totalled R$ 348.2 million in 2Q15, with an important contribution of higher government grants related to State VAT long-term tax incentives.

Other operating income/(expenses)	2Q14	2Q15	YTD14	YTD15

R$ million

Government grants/NPV of long term fiscal incentives	325.0	363.7	617.3	831.4
(Additions to)/reversals of provisions	(7.9)	(14.2)	(13.8)	(22.7)
Net gain on disposal of property, plant and equipment and intangible assets	1.3	20.9	(6.5)	8.4
Net other operating income	21.4	(22.2)	(19.0)	(2.1)

	339.8	348.2	578.1	815.0

Exceptional items

During the second quarter we recorded an expense of R$ 238.9 million in exceptional items (as compared to R$ 7.1 million in 2Q14), mostly explained by an administrative expense related to the agreement reached between Ambev and CADE, the Brazilian Antitrust Authority, to definitely settle the lawsuit associated to the “Tô Contigo” program.

Exceptional items	2Q14	2Q15	YTD14	YTD15

R$ million

Restructuring	(7.1)	(9.8)	(13.7)	(17.6)
Administrative process	-	(229.1)	-	(229.1)
Other exceptional items	-	-	-

	(7.1)	(238.9)	(13.7)	(246.7)

Second Quarter 2015 Results July 30, 2015 Page 19

Net finance results

Net finance results totaled an expense of R$ 363.0 million during the second quarter which was R$ 65.0 million worse than 2Q14. This results was primarily driven by (i) higher non cash accretion expenses in connection with the put associated with our investment in the Dominican Republic and (ii) losses on derivatives related to the implementation of our hedging policy.

Net finance results	2Q14	2Q15	YTD14	YTD15

R$ million

Interest income	56.0	96.5	162.2	270.0
Interest expenses	(196.7)	(215.2)	(334.5)	(422.8)
Gains/(losses) on derivative instruments	18.4	(76.6)	(155.2)	(296.2)
Gains/(losses) on non-derivative instruments	(79.1)	(63.5)	(161.6)	(182.9)
Taxes on financial transactions	(25.4)	(22.8)	(43.8)	(51.5)
Other financial income/(expenses), net	(71.3)	(81.3)	(133.8)	(161.1)

Net finance results	(298.0)	(363.0)	(666.8)	(844.7)

As of June 30, 2015 we held a net cash position of R$ 4,818.1 million (down from R$ 7,713.3 million as of December 31, 2014).  Consolidated debt corresponded to R$ 2,666.0 million whereas cash and cash equivalents less bank overdrafts totaled R$ 6,707.6 million, down from R$ 9,623.0 million as of December 31, 2014.

	December 2014			June 2015
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	572.3	1,422.5	1,994.8	661.2	1,447.9	2,109.1
Foreign Currency	415.8	212.1	627.9	397.3	159.7	556.9
Consolidated Debt	988.1	1,634.6	2,622.6	1,058.5	1,607.5	2,666.0

Cash and Cash Equivalents less Bank Overdrafts			9,623.0			6,707.6
Current Investment Securities			713.0			776.6

Net Debt/ (Cash)			(7,713.3)			(4,818.1)

Second Quarter 2015 Results July 30, 2015 Page 20

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 30.7%, compared to 31.5% of 2Q14, while the effective tax rate declined from 10.4% to 6.1%, mainly driven by higher benefits from interest on shareholders’ equity.

The table below shows the reconciliation for income tax and social contribution provision.

			YTD14
Income tax and social contribution
R$ million	2Q14	2Q15		YTD15

Profit before tax	2,471.6	2,760.1	5,620.2	6,674.4

Adjustment on taxable basis
Non-taxable net financial and other income	(132.6)	106.1	(261.9)	(372.1)
Goverment grants (VAT)	(295.1)	(215.5)	(510.7)	(514.6)
Share of results of associates	(2.3)	(2.6)	(10.2)	(5.0)
Expenses not deductible for tax purposes	66.3	393.3	240.7	462.8
	2,107.8	3,041.4	5,078.1	6,245.6
Aggregated weighted nominal tax rate	31.5%	30.7%	32.2%	31.7%
Taxes – nominal rate	(663.1)	(932.6)	(1,636.9)	(1,980.8)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	340.0	534.0	680.0	1,021.6
Tax benefit - amortization on tax books	56.2	35.6	107.7	71.2
Other tax adjustments	10.9	193.8	41.4	(232.7)
Income tax and social contribution expense	(256.0)	(169.2)	(807.8)	(1,120.7)
Effective tax rate	10.4%	6.1%	14.4%	16.8%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2015.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,716,577,918	61.9%
FAHZ	1,561,263,301	9.9%
Market	4,419,426,876	28.2%
Outstanding	15,697,268,095	100.0%
Treasury	20,347,324
TOTAL	15,717,615,419
Free float BM&FBovespa	3,015,312,141	19.2%
Free float NYSE	1,404,114,735	8.9%

Second Quarter 2015 Results July 30, 2015 Page 21

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q14	2Q15	YTD14	YTD15
Profit - Ambev holders	2,166.9	2,508.7	4,713.5	5,319.3
Non-controlling interest	48.7	82.2	98.9	234.4
Income tax expense	256.0	169.2	807.8	1,120.7
Profit before taxes	2,471.6	2,760.1	5,620.2	6,674.4
Share of results of associates	(2.3)	(2.6)	(10.2)	(5.0)
Net finance results	298.0	363.0	666.8	844.7
Exceptional items	7.1	238.9	13.7	246.7
Normalized EBIT	2,774.4	3,359.4	6,290.6	7,760.8
Depreciation & amortization - total	552.9	763.9	1,087.8	1,435.5
Normalized EBITDA	3,327.4	4,123.3	7,378.4	9,196.3

Second Quarter 2015 Results July 30, 2015 Page 22

Q2 2015 Earnings Conference Call

Speakers:	Bernardo Paiva Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	July 30th, 2015 (Thursday)

Time:	12:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (877) 317-6776
	International participants	+ 1 (412) 317-6776

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=w%2Fkn1wt7NxwhMh6i9wcNQw%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10068573 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Andre Thomaz (+55 11) 2122-1414 andre.thomaz@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2015 Results July 30, 2015 Page 23

Ambev - Segment financial information
Organic results
	Ambev Brazil									LAS			CAC			Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Operations			Operations			Operations			Consolidated
	2Q14	2Q15%		2Q14	2Q15%		2Q14	2Q15%		2Q14	2Q15%		2Q14	2Q15%		2Q14	2Q15%		2Q14	2Q15%
Volumes (000 hl)	20,234	18,501	-8.6%	7,249	6,817	-6.0%	27,484	25,317	-7.9%	7,214	7,729	7.1%	1,903	2,159	13.5%	2,710	2,755	1.6%	39,311	37,960	-3.4%

R$ million
Net sales	4,383.0	4,609.2	5.2%	875.7	849.3	-3.0%	5,258.6	5,458.5	3.8%	1,152.6	2,153.2	45.7%	477.2	720.3	14.0%	1,289.0	1,577.9	3.5%	8,177.4	9,910.0	10.3%
% of total	53.6%	46.5%		10.7%	8.6%		64.3%	55.1%		14.1%	21.7%		5.8%	7.3%		15.8%	15.9%		100.0%	100.0%
COGS	(1,470.4)	(1,547.7)	5.3%	(428.2)	(406.4)	-5.1%	(1,898.6)	(1,954.1)	2.9%	(520.0)	(927.1)	42.1%	(231.4)	(378.3)	24.1%	(390.6)	(515.2)	11.8%	(3,040.7)	(3,774.6)	12.4%
% of total	48.4%	41.0%		14.1%	10.8%		62.4%	51.8%		17.1%	24.6%		7.6%	10.0%		12.8%	13.6%		100.0%	100.0%
Gross profit	2,912.5	3,061.6	5.1%	447.5	442.8	-1.0%	3,360.0	3,504.4	4.3%	632.5	1,226.1	48.6%	245.8	342.1	4.5%	898.4	1,062.8	0.0%	5,136.8	6,135.4	9.0%
% of total	56.7%	49.9%		8.7%	7.2%		65.4%	57.1%		12.3%	20.0%		4.8%	5.6%		17.5%	17.3%		100.0%	100.0%
SG&A	(1,517.6)	(1,542.5)	1.6%	(219.9)	(209.2)	-4.9%	(1,737.4)	(1,751.6)	0.8%	(375.1)	(620.9)	32.7%	(145.2)	(197.8)	2.3%	(444.4)	(553.8)	4.1%	(2,702.2)	(3,124.2)	5.9%
% of total	56.2%	49.4%		8.1%	6.7%		64.3%	56.1%		13.9%	19.9%		5.4%	6.3%		16.4%	17.7%		100.0%	100.0%
Other operating income/(expenses)	288.9	290.6	0.6%	53.5	45.6	-14.7%	342.4	336.2	-1.8%	(1.0)	13.3	nm	(2.1)	(1.6)	-39.6%	0.6	0.4	9.0%	339.8	348.2	2.2%
% of total	85.0%	83.4%		15.8%	13.1%		100.8%	96.5%		-0.3%	3.8%		-0.6%	-0.5%		0.2%	0.1%		100.0%	100.0%
Normalized EBIT	1,683.8	1,809.6	7.5%	281.1	279.3	-0.6%	1,965.0	2,089.0	6.3%	256.5	618.5	77.0%	98.4	142.6	8.8%	454.5	509.3	-4.1%	2,774.4	3,359.4	11.2%
% of total	60.7%	53.9%		10.1%	8.3%		70.8%	62.2%		9.2%	18.4%		3.5%	4.2%		16.4%	15.2%		100.0%	100.0%
Normalized EBITDA	1,999.7	2,185.3	9.3%	339.7	360.3	6.1%	2,339.4	2,545.6	8.8%	354.9	768.0	61.6%	141.1	250.5	35.4%	491.9	559.2	-2.9%	3,327.4	4,123.3	13.8%
% of total	60.1%	53.0%		10.2%	8.7%		70.3%	61.7%		10.7%	18.6%		4.2%	6.1%		14.8%	13.6%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-33.5%	-33.6%		-48.9%	-47.9%		-36.1%	-35.8%		-45.1%	-43.1%		-48.5%	-52.5%		-30.3%	-32.6%		-37.2%	-38.1%
Gross profit	66.5%	66.4%		51.1%	52.1%		63.9%	64.2%		54.9%	56.9%		51.5%	47.5%		69.7%	67.4%		62.8%	61.9%
SG&A	-34.6%	-33.5%		-25.1%	-24.6%		-33.0%	-32.1%		-32.5%	-28.8%		-30.4%	-27.5%		-34.5%	-35.1%		-33.0%	-31.5%
Other operating income/(expenses)	6.6%	6.3%		6.1%	5.4%		6.5%	6.2%		-0.1%	0.6%		-0.4%	-0.2%		0.0%	0.0%		4.2%	3.5%
Normalized EBIT	38.4%	39.3%		32.1%	32.9%		37.4%	38.3%		22.3%	28.7%		20.6%	19.8%		35.3%	32.3%		33.9%	33.9%
Normalized EBITDA	45.6%	47.4%		38.8%	42.4%		44.5%	46.6%		30.8%	35.7%		29.6%	34.8%		38.2%	35.4%		40.7%	41.6%

Per hectoliter - (R$/hl)
Net sales	216.6	249.1	15.0%	120.8	124.6	3.1%	191.3	215.6	12.7%	159.8	278.6	35.9%	250.8	333.7	0.5%	475.6	572.8	1.9%	208.0	261.1	14.2%
COGS	(72.7)	(83.7)	15.1%	(59.1)	(59.6)	0.9%	(69.1)	(77.2)	11.7%	(72.1)	(120.0)	32.6%	(121.6)	(175.2)	9.4%	(144.1)	(187.0)	10.0%	(77.3)	(99.4)	16.4%
Gross profit	143.9	165.5	15.0%	61.7	65.0	5.2%	122.3	138.4	13.2%	87.7	158.6	38.7%	129.2	158.4	-7.9%	331.5	385.8	-1.6%	130.7	161.6	12.9%
SG&A	(75.0)	(83.4)	11.2%	(30.3)	(30.7)	1.2%	(63.2)	(69.2)	9.4%	(52.0)	(80.3)	23.8%	(76.3)	(91.6)	-9.8%	(164.0)	(201.1)	2.4%	(68.7)	(82.3)	9.6%
Other operating income/(expenses)	14.3	15.7	10.0%	7.4	6.7	-9.3%	12.5	13.3	6.6%	(0.1)	1.7	nm	(1.1)	(0.8)	-46.8%	0.2	0.1	7.3%	8.6	9.2	5.8%
Normalized EBIT	83.2	97.8	17.5%	38.8	41.0	5.7%	71.5	82.5	15.4%	35.6	80.0	65.2%	51.7	66.0	-4.1%	167.7	184.9	-5.6%	70.6	88.5	15.2%
Normalized EBITDA	98.8	118.1	19.5%	46.9	52.9	12.8%	85.1	100.5	18.1%	49.2	99.4	50.8%	74.2	116.0	19.3%	181.5	203.0	-4.4%	84.6	108.6	17.9%

.

Second Quarter 2015 Results July 30, 2015 Page 24

Ambev - Segment financial information
Organic Results
	Ambev Brazil									LAS			CAC			Canada			Ambev
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			Operations			Operations			Operations			Consolidated
	YTD14	YTD15%		YTD14	YTD15%		YTD14	YTD15%		YTD14	YTD15%		YTD14	YTD15%		YTD14	YTD15%		YTD14	YTD15%
Volumes (000 hl)	42,219	40,580	-3.9%	14,625	14,032	-4.1%	56,844	54,612	-3.9%	17,424	17,797	2.1%	3,522	4,144	17.7%	4,505	4,587	1.5%	82,295	81,141	-1.4%

R$ million
Net sales	9,376.6	10,176.8	8.5%	1,770.9	1,800.0	1.6%	11,147.5	11,976.9	7.4%	3,026.7	4,782.4	34.6%	896.8	1,347.1	19.8%	2,151.5	2,572.4	4.5%	17,222.5	20,678.8	12.5%
% of total	54.4%	49.2%		10.3%	8.7%		64.7%	57.9%		17.6%	23.1%		5.2%	6.5%		12.5%	12.4%		100.0%	100.0%
COGS	(2,927.8)	(3,204.8)	9.5%	(851.9)	(822.3)	-3.5%	(3,779.7)	(4,027.1)	6.5%	(1,178.1)	(1,876.6)	36.3%	(437.5)	(664.7)	20.8%	(653.7)	(820.1)	9.7%	(6,049.0)	(7,388.5)	13.7%
% of total	48.4%	43.4%		14.1%	11.1%		62.5%	54.5%		19.5%	25.4%		7.2%	9.0%		10.8%	11.1%		100.0%	100.0%
Gross profit	6,448.8	6,972.0	8.1%	919.0	977.8	6.4%	7,367.8	7,949.8	7.9%	1,848.6	2,905.9	33.4%	459.4	682.4	18.9%	1,497.8	1,752.3	2.3%	11,173.5	13,290.3	11.8%
% of total	57.7%	52.5%		8.2%	7.4%		65.9%	59.8%		16.5%	21.9%		4.1%	5.1%		13.4%	13.2%		100.0%	100.0%
SG&A	(3,028.3)	(3,233.7)	6.8%	(444.4)	(477.6)	7.5%	(3,472.8)	(3,711.3)	6.9%	(825.3)	(1,222.6)	27.2%	(296.8)	(379.6)	1.7%	(866.2)	(1,031.0)	4.1%	(5,461.0)	(6,344.6)	9.2%
% of total	55.5%	51.0%		8.1%	7.5%		63.6%	58.5%		15.1%	19.3%		5.4%	6.0%		15.9%	16.3%		100.0%	100.0%
Other operating income/(expenses)	512.2	716.4	39.9%	84.4	96.6	14.4%	596.6	813.0	36.3%	(14.9)	(2.1)	-84.8%	(2.6)	2.0	-176.9%	(1.0)	2.1	nm	578.1	815.0	40.5%
% of total	88.6%	87.9%		14.6%	11.9%		103.2%	99.8%		-2.6%	-0.3%		-0.5%	0.2%		-0.2%	0.3%		100.0%	100.0%
Normalized EBIT	3,932.7	4,454.7	13.3%	559.0	596.7	6.8%	4,491.6	5,051.4	12.5%	1,008.3	1,681.2	40.3%	160.0	304.7	54.1%	630.6	723.4	0.0%	6,290.6	7,760.8	16.7%
% of total	62.5%	57.4%		8.9%	7.7%		71.4%	65.1%		16.0%	21.7%		2.5%	3.9%		10.0%	9.3%		100.0%	100.0%
Normalized EBITDA	4,539.7	5,197.6	14.5%	686.8	756.7	10.2%	5,226.5	5,954.3	13.9%	1,202.7	1,960.6	37.4%	246.6	468.8	53.4%	702.6	812.6	0.9%	7,378.4	9,196.3	17.8%
% of total	61.5%	56.5%		9.3%	8.2%		70.8%	64.7%		16.3%	21.3%		3.3%	5.1%		9.5%	8.8%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-31.2%	-31.5%		-48.1%	-45.7%		-33.9%	-33.6%		-38.9%	-39.2%		-48.8%	-49.3%		-30.4%	-31.9%		-35.1%	-35.7%
Gross profit	68.8%	68.5%		51.9%	54.3%		66.1%	66.4%		61.1%	60.8%		51.2%	50.7%		69.6%	68.1%		64.9%	64.3%
SG&A	-32.3%	-31.8%		-25.1%	-26.5%		-31.2%	-31.0%		-27.3%	-25.6%		-33.1%	-28.2%		-40.3%	-40.1%		-31.7%	-30.7%
Other operating income/(expenses)	5.5%	7.0%		4.8%	5.4%		5.4%	6.8%		-0.5%	0.0%		-0.3%	0.1%		0.0%	0.1%		3.4%	3.9%
Normalized EBIT	41.9%	43.8%		31.6%	33.2%		40.3%	42.2%		33.3%	35.2%		17.8%	22.6%		29.3%	28.1%		36.5%	37.5%
Normalized EBITDA	48.4%	51.1%		38.8%	42.0%		46.9%	49.7%		39.7%	41.0%		27.5%	34.8%		32.7%	31.6%		42.8%	44.5%

Per hectoliter - (R$/hl)
Net sales	222.1	250.8	12.9%	121.1	128.3	5.9%	196.1	219.3	11.8%	173.7	268.7	31.7%	254.6	325.0	1.8%	477.6	560.8	3.0%	209.3	254.9	14.1%
COGS	(69.3)	(79.0)	13.9%	(58.3)	(58.6)	0.6%	(66.5)	(73.7)	10.9%	(67.6)	(105.4)	33.5%	(124.2)	(160.4)	2.6%	(145.1)	(178.8)	8.0%	(73.5)	(91.1)	15.3%
Gross profit	152.7	171.8	12.5%	62.8	69.7	10.9%	129.6	145.6	12.3%	106.1	163.3	30.6%	130.4	164.7	1.1%	332.4	382.0	0.8%	135.8	163.8	13.4%
SG&A	(71.7)	(79.7)	11.1%	(30.4)	(34.0)	12.0%	(61.1)	(68.0)	11.2%	(47.4)	(68.7)	24.6%	(84.3)	(91.6)	-13.6%	(192.3)	(224.8)	2.5%	(66.4)	(78.2)	10.8%
Other operating income/(expenses)	12.1	17.7	45.5%	5.8	6.9	19.2%	10.5	14.9	41.8%	(0.9)	(0.1)	-85.1%	(0.8)	0.5	-165.3%	(0.2)	0.5	nm	7.0	10.0	42.6%
Normalized EBIT	93.2	109.8	17.8%	38.2	42.5	11.3%	79.0	92.5	17.1%	57.9	94.5	37.3%	45.4	73.5	31.0%	140.0	157.7	-1.5%	76.4	95.6	18.4%
Normalized EBITDA	107.5	128.1	19.1%	47.0	53.9	14.8%	91.9	109.0	18.6%	69.0	110.2	34.5%	70.0	113.1	30.4%	156.0	177.1	-0.6%	89.7	113.3	19.5%

Second Quarter 2015 Results July 30, 2015 Page 25

CONSOLIDATED BALANCE SHEET	June 2015	December 2014
R$ million
Assets
Current assets
Cash and cash equivalents	6,899.8	9,722.1
Investment securities	776.6	713.0
Derivative financial instruments	993.8	882.5
Trade receivables	2,850.3	3,132.2
Inventories	4,078.7	3,411.3
Taxes and contributions receivable	1,436.6	1,581.9
Other assets	1,324.5	1,285.4
	18,360.3	20,728.4
Non-current assets
Investment securities	95.2	68.0
Derivative financial instruments	7.5	5.5
Taxes and contributions receivable	1,114.6	1,161.2
Deferred tax assets	3,211.4	1,392.5
Other assets	1,743.0	1,736.5
Employee benefits	12.8	12.8
Investments in associates	147.2	40.4
Property, plant and equipment	16,820.0	15,740.1
Intangible assets	4,129.4	3,754.9
Goodwill	28,794.8	27,502.9
	56,075.9	51,414.8

Total assets	74,436.2	72,143.2

Equity and liabilities
Current liabilities
Trade payables	8,200.2	8,941.4
Derivative financial instruments	2,605.3	1,909.2
Interest-bearing loans and borrowings	1,058.5	988.1
Bank overdrafts	192.2	99.1
Payroll and social security payables	713.8	598.4
Dividends and interest on shareholder´s equity payable	495.3	2,435.3
Income tax and social contribution payable	1,050.6	640.4
Taxes and contributions payable (current)	1,833.1	2,903.3
Other liabilities (current)	4,370.3	3,170.4
Provisions	209.0	139.2
	20,728.3	21,824.8
Non-current liabilities
Trade payables	54.8	73.9
Derivative financial instruments	29.9	29.9
Interest-bearing loans and borrowings	1,607.5	1,634.5
Deferred tax liabilities	2,249.3	1,737.6
Taxes and contributions payable	573.8	610.9
Other liabilities	572.1	286.7
Provisions	745.2	543.2
Employee benefits	1,949.4	1,757.0
	7,782.0	6,673.7

Total liabilities	28,510.3	28,498.5

Equity
Issued capital	57,614.1	57,582.4
Reserves	57,525.8	59,907.2
Comprehensive income	(73,755.3)	(75,268.0)
Retained earnings	2,805.8
Equity attributable to equity holders of Ambev	44,190.4	42,221.6
Non-controlling interests	1,735.4	1,423.1
Total Equity	45,925.8	43,644.7

Total equity and liabilities	74,436.2	72,143.2

Second Quarter 2015 Results July 30, 2015 Page 26

CONSOLIDATED STATEMENT OF OPERATIONS				YTD14
R$ million	2Q15	2Q14	YTD15

Net sales	9,910.0	8,177.4	20,678.8	17,222.5
Cost of sales	(3,774.6)	(3,040.7)	(7,388.5)	(6,049.0)
Gross profit	6,135.4	5,136.8	13,290.3	11,173.5

Sales and marketing expenses	(2,587.2)	(2,347.2)	(5,286.1)	(4,662.7)
Administrative expenses	(537.0)	(354.9)	(1,058.5)	(798.4)
Other operating income/(expenses)	348.2	339.8	815.0	578.1

Normalized EBIT	3,359.4	2,774.4	7,760.8	6,290.6

Exceptional items	(238.9)	(7.1)	(246.7)	(13.7)

Income from operations (EBIT)	3,120.5	2,767.3	7,514.1	6,276.9

Net finance results	(363.0)	(298.0)	(844.7)	(666.8)
Share of results of associates	2.6	2.3	5.0	10.2

Profit before income tax	2,760.1	2,471.6	6,674.4	5,620.2

Income tax expense	(169.2)	(256.0)	(1,120.7)	(807.8)

Profit	2,590.8	2,215.6	5,553.7	4,812.4
Attributable to:
Equity holders of Ambev	2,508.7	2,166.9	5,319.3	4,713.5
Non-controlling interest	82.2	48.7	234.4	98.9

Basic earnings per share (common)	0.16	0.14	0.34	0.30
Diluted earnings per share (common)	0.16	0.14	0.34	0.30

Normalized Profit	2,829.7	2,222.7	5,800.4	4,826.1

Normalized basic earnings per share (common)	0.17	0.14	0.35	0.30
Normalized diluted earnings per share (common)	0.17	0.14	0.35	0.30

Nº of basic shares outstanding	15,731.5	15,668.5	15,724.6	15,666.4
Nº of diluted shares outstanding	15,851.7	15,811.7	15,844.8	15,813.1

Second Quarter 2015 Results July 30, 2015 Page 27

CONSOLIDATED STATEMENT OF CASH FLOWS				YTD14
R$ million	2Q15	2Q14	YTD15
Cash Flows from Operating Activities
Profit	2,590.8	2,215.6	5,553.7	4,812.4
Depreciation, amortization and impairment	763.9	552.9	1,435.4	1,087.8
Impairment losses on receivables and inventories	16.1	14.4	72.4	34.0
Additions/(reversals) in provisions and employee benefits	276.3	41.5	324.3	80.8
Net finance cost	363.0	298.0	844.7	666.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	2.9	(1.3)	15.4	6.5
Gain on sale of operations in subsidiaries	(23.8)		(23.8)
Equity-settled share-based payment expense	42.2	36.2	88.1	80.7
Income tax expense	169.2	256.0	1,120.7	807.8
Share of result of associates	(2.6)	(2.3)	(5.0)	(10.2)
Other non-cash items included in the profit	(192.9)	(23.2)	(342.3)	(190.8)
Cash flow from operating activities before changes in working capital and use of provisions	4,005.2	3,387.8	9,083.5	7,375.8
Decrease/(increase) in trade and other receivables	30.0	(217.8)	204.3	(35.3)
Decrease/(increase) in inventories	224.7	(71.0)	(520.1)	(406.3)
Increase/(decrease) in provisions, trade and other payables	83.0	(116.4)	(605.5)	(1,311.4)
Cash generated from operations	4,343.0	2,982.6	8,162.1	5,622.8
Interest received/(paid)	(17.0)	(59.1)	261.8	(128.8)
Dividends received	9.5	30.2	12.5	43.8
Income tax paid	(463.3)	(362.4)	(1,332.1)	(1,348.3)
Cash flow from operating activities	3,872.1	2,591.3	7,104.3	4,189.6
Proceeds from sale of property, plant, equipment and intangible assets	10.4	19.6	17.2	59.1
Proceeds from sale of operations in subsidiaries	88.1		88.1
Acquisition of property, plant, equipment and intangible assets	(1,187.2)	(1,120.6)	(1,906.6)	(1,996.4)
Acquisition of subsidiaries, net of cash acquired	(196.0)		(244.0)
Acquisition of other investments	(9.2)		(109.2)
Investment in debt securities and net proceeds of debt securities	252.2	34.6	(90.8)	(98.7)
Net acquisition of other assets	1.7	(0.2)	1.8	4.7
Cash flow used in investing activities	(1,039.9)	(1,066.6)	(2,243.6)	(2,031.2)
Capital increase	2.9	130.9	9.9	132.1
Share Premium		1.6
Repurchase of treasury shares	(404.4)	(9.2)	(454.7)	(13.0)
Proceeds from borrowings	21.7	214.7	3,900.9	467.3
Repayment of borrowings	(147.8)	(519.6)	(4,990.9)	(1,078.4)
Cash net finance costs other than interests	(576.0)	(470.7)	(426.1)	(778.6)
Payment of finance lease liabilities	(0.9)	(0.5)	(1.4)	(0.8)
Dividends paid	(1,627.8)	(2,075.9)	(6,589.6)	(5,992.0)
Cash flow used in financing activities	(2,732.2)	(2,728.8)	(8,551.9)	(7,263.3)
Net increase/(decrease) in Cash and cash equivalents	100.0	(1,204.1)	(3,691.2)	(5,104.9)
Cash and cash equivalents less bank overdrafts at beginning of period	6,779.7	7,295.7	9,623.0	11,538.2
Effect of exchange rate fluctuations	(172.2)	(66.0)	775.8	(407.7)
Cash and cash equivalents less bank overdrafts at end of period	6,707.6	6,025.6	6,707.6	6,025.6

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer